FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X              Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1994

___           Transition Report Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934 [No Fee Required]
           For the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                         ZURN RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                   One Zurn Place, Erie, Pennsylvania 16505
     (Name and address of issuer of securities held pursuant to the Plan)








Pension Committee
Zurn Industries, Inc.
Erie, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Zurn Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zurn Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1994, and loans or fixed income obligations for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    /s/ Pashke Twargowski & Lee


Erie, Pennsylvania
October 11, 1995









STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN




                                                          December 31
                                                     1994            1993
ASSETS
Investments in T. Rowe Price Funds:
  U.S. Treasury Money                             $2,232,858      $1,893,688
  U.S. Treasury Intermediate                          26,922
  New Income                                         445,518         364,646
Balanced                                              58,186
  Capital Appreciation                             2,070,228       1,596,947
  Equity Index                                     1,611,665       1,332,328
  International Stock                                306,343
  OTC                                                 84,488
                                                   6,836,208       5,187,609
Contributions receivable                              30,369          32,062
Participants' loans                                  126,543          73,453

NET ASSETS AVAILABLE FOR BENEFITS                 $6,993,120      $5,293,124



See notes to financial statements.


























STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994

                                                               T. Rowe Price Funds
                                          U.S. Treasury               New                        Capital
                                      Money       Intermediate       Income         Balanced   Appreciation
ADDITIONS
Investment income (loss):
 Dividends                         $   70,445      $    1,039      $   29,592      $    2,978   $  163,988
 Net (depreciation) in
   value of investments                                (1,474)        (37,461)         (3,411)     (96,013)
                                       70,445            (435)         (7,869)           (433)      67,975
Participants' contributions           572,980          11,123         193,726          18,455      556,320
Participants' loan interest             1,488                             473                        1,822
  TOTAL ADDITIONS                     644,913          10,688         186,330          18,022      626,117

BENEFITS PAID TO PARTICIPANTS         160,548                           7,719           2,499       80,112

 NET ADDITIONS                        484,365          10,688         178,611          15,523      546,005

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                   1,893,688                         364,646                    1,596,947
Transfers                            (145,195)         16,234         (97,739)         42,663      (72,724)
End of year                        $2,232,858      $   26,922      $  445,518      $   58,186   $2,070,228



See notes to financial statements.






                                                     -4-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Continued

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994

                                               T. Rowe Price Funds
                                     Equity      International
                                     Index           Stock             OTC            Other        Total
ADDITIONS
Investment income (loss):
 Dividends                         $   59,665      $   18,785      $    8,722                   $  355,214
 Net (depreciation) in
   value of investments               (41,456)        (28,283)         (8,332)                    (216,430)
                                       18,209          (9,498)            390                      138,784
Participants' contributions           447,897          72,005          26,142      $   (1,693)   1,896,955
Participants' loan interest             1,874             548              29                        6,234
  TOTAL ADDITIONS                     467,980          63,055          26,561          (1,693)   2,041,973

BENEFITS PAID TO PARTICIPANTS          84,853           4,111             390           1,745      341,977

 NET ADDITIONS (DEDUCTIONS)           383,127          58,944          26,171          (3,438)   1,699,996

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                   1,332,328                                         105,515    5,293,124
Transfers                            (103,790)        247,399          58,317          54,835
End of year                        $1,611,665      $  306,343      $   84,488      $  156,912   $6,993,120



See notes to financial statements.






                                                     -5-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1993

                                                                T. Rowe Price Funds
                                   U.S. Treasury                      New                        Capital
                                       Money                         Income                    Appreciation
ADDITIONS
Investment income:
 Dividends                         $   43,047                      $   16,645                   $   60,554
 Net appreciation in
   value of investments                                                 2,124                      122,318
                                       43,047                          18,769                      182,872
Participants' contributions           742,719                         123,508                      505,891
Participants' loan interest             1,278                             317                          925
  TOTAL ADDITIONS                     787,044                         142,594                      689,688

BENEFITS PAID TO PARTICIPANTS         269,219                           5,037                      132,427

 NET ADDITIONS                        517,825                         137,557                      557,261

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                   1,632,762                         147,323                      926,535
Transfers                            (256,899)                         79,766                      113,151
End of year                        $1,893,688                      $  364,646                   $1,596,947



See notes to financial statements.






                                                     -6-
/TABLE

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - Continued

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1993
                                    T. Rowe
                                   Price Fund
                                     Equity
                                     Index                            Other                          Total
ADDITIONS
Investment income:
 Dividends                         $   29,132                                                    $  149,378
 Net appreciation in
   value of investments                71,310                                                       195,752
                                      100,442                                                       345,130
Participants' contributions           460,606                      $   (1,516)                    1,831,208
Participants' loan interest               986                                                         3,506
  TOTAL ADDITIONS                     562,034                          (1,516)                    2,179,844

BENEFITS PAID TO PARTICIPANTS         137,215                           1,935                       545,833

 NET ADDITIONS (DEDUCTIONS)           424,819                          (3,451)                    1,634,011

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     897,108                          55,385                     3,659,113
Transfers                              10,401                          53,581
End of year                        $1,332,328                      $  105,515                    $5,293,124



See notes to financial statements.





                                                     -7-
/TABLE

NOTES TO FINANCIAL STATEMENTS

ZURN RETIREMENT SAVINGS PLAN

December 31, 1994


PLAN DESCRIPTION

The Zurn Retirement Savings Plan is a defined contribution plan providing retirement benefits through participant-directed investments to participants in the Zurn Industries Retirement Plan and Cosco Fire Protection Plan for Salaried Employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company has agreed to contribute participants' elective deferrals of up to 20% of eligible compensation. Participants also may contribute non-taxed distributions from other employers' qualified plans and they may borrow from their accounts subject to specified limitations.

Information about the Plan agreement and the benefit provisions is contained in the "Summary Plan Description" which may be obtained from Zurn Industries, Inc., the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investments The investments are stated at market value as determined by the funds.

Investment Transactions Investment transactions are recorded as of the date the order to buy or sell is executed with realized gains and losses being included in investment income as a component of the net appreciation (depreciation) in the value of investments.

Participants' Loans Participants' loans are stated at the principal amount due from the participants.

Dividends  Dividend income is recognized on the ex-dividend date.

Expenses  Administrative expenses are paid by the Plan Administrator.


INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

ZURN RETIREMENT SAVINGS PLAN

December 31, 1994


ASSETS OWNED AT YEAR-END
                                                  Cost      Current Value
T. Rowe Price Funds:
  U.S. Treasury Money                       $2,232,858         $2,232,858
  U.S. Treasury Intermediate                    28,290             26,922
  New Income                                   478,321            445,518
  Balanced                                      61,504             58,186
  Capital Appreciation                       2,070,723          2,070,228
  Equity Index                               1,555,424          1,611,665
  International Stock                          334,575            306,343
  OTC                                           92,806             84,488

Participants' loans - 7% to 9.5% interest          -0-            126,543

































SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

ZURN RETIREMENT SAVINGS PLAN

Year Ended December 31, 1994


                              Amount Received
                   Original   During The Year    Unpaid      Amount Overdue
                    Amount  Principal  Interest  Balance  Principal  Interest

Tina R. Hillman     $1,985    $240       $43     $1,745     $1,745    $-0-
11362 Cumberland Lane      Participant loan - 7%
Pomona, CA 91792           Distributed to participant







































                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             ZURN RETIREMENT SAVINGS PLAN
                                             (Plan)



February 7, 1996                             /s/ James A. Zurn
                                             James A. Zurn, Chairman
                                             Pension Committee of
                                               Zurn Industries, Inc.





































                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Zurn Retirement Savings Plan of our report dated October 11, 1995 with respect to the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Zurn Retirement Savings Plan.

                                             /s/ Pashke Twargowski & Lee



Erie, Pennsylvania
February 7, 1996







































                                     -12-